Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

May 25, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”

Issued and Outstanding: 49,543,781

WESTERN WIND ENGAGES RABOBANK WITH A MANDATE TO ARRANGE $55 MILLION TO COMPLETE THE FINANCING FOR THE 120 MEGAWATT WINDSTAR PROJECT IN TEHACHAPI, CA

Western Wind Energy is pleased to announce that Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”) has been mandated to arrange $55 million in project financing (“US Treasury Grant Bridge Financing”) to provide the balance of the funds required to construct the 120 MW Windstar Wind Energy Project located in Tehachapi, California. The US Treasury Grant Bridge Financing would be secured by the US cash grant (“Cash Grant”) and would mature the earlier of (i) the receipt of the Cash Grant, (ii) 90 days after completion of construction and (iii) October 31, 2011. Financial Close for this loan and the senior loan of $208 Million will be subject to usual and customary due diligence for a wind project as well as lender approvals.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and has a development team in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

About Rabobank

Rabobank (www.RabobankAmerica.com) is a global financial services leader providing institutional and retail banking as well as financial solutions for the agricultural and renewable energy sectors in key markets around the world. From its century-old roots in the Netherlands, Rabobank has grown into one of the largest banks worldwide, with more than $850 billion in total assets and operations across 40 countries. Rabobank is the only private bank in the world with a triple A credit rating from both Standard & Poor's and Moody's, and is ranked among the world's safest banks by Global Finance magazine. In the Americas, Rabobank is a specialist in sophisticated, customer-driven solutions in the Global Financial Markets and Corporate Finance arenas, which includes Renewable Energy & Infrastructure Finance.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.